

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 29, 2008

Ms. Patricia M. Bedient
Weyerhaeuser Company
Federal Way, Washington 98063-9777

  RE: Weyerhaeuser Company
    Form 10-K for the fiscal year ended December 30, 2007
    Filed February 28, 2008
    File #1-4825

Dear Ms. Bedient:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any questions regarding these comments, please direct them to Dietrick King, Staff Attorney, at (202) 551-3338, Brigitte Lippmann, Senior Attorney, at (202) 551-3713 or, in their absence, to the undersigned at (202) 551-3768.
  .

        Sincerely,

        John Cash
        Accounting Branch Chief